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                              [SAFETY-KLEEN LOGO]

                                                           January 6, 1998

Dear Safety-Kleen Shareholder:

  We, the Board of Directors, realize the enormous responsibility of evaluating the offers for your Company. We believe that the $27 all-cash merger agreement we have approved (the "Philip Merger") offers Safety-Kleen shareholders value superior to the Laidlaw Environmental proposal. The Philip Merger Agreement was entered into after your Board carefully evaluated the risks and benefits of the alternatives available and unanimously agreed the Philip Merger Agreement is in the best interests of the shareholders and other constituencies which your Board considered.

  Laidlaw Environmental Services claims that the offer it made on November 20 is worth $30 per share, consisting of $15 in Laidlaw Environmental stock and $15 cash, subject to certain adjustments. We firmly believe that it is not worth $30 per share.

  As more fully discussed in clauses (v), (vii) and (viii) of "Item 4. The Solicitation Or Recommendation--(b)(2) Reasons For The Recommendation" and "--(b)(1) Background" in the attached Schedule 14D-9:
  . The stock portion of their offer is uncertain and could be worth significantly less than its claimed $15 value. Consider the following:
    --Laidlaw says it expects to achieve an estimated $100-130 million of "synergies". However, there is little overlap between Safety-Kleen's core service business and Laidlaw's landfill and incineration business. As a result, we do not believe that Laidlaw can accomplish even $50 million of synergies without significant reductions in service quality, revenue and profit.

    --The value of the stock portion of Laidlaw Environmental's offer is dependent upon its stock trading above $4.29 per share. As recently as December 17th and 18th, the stock closed below the minimum level.
    --We believe that Laidlaw Environmental has materially underestimated the charges for depreciation and amortization that would result from its transaction. Accordingly, Laidlaw's future earnings would be significantly reduced.
    --Up to approximately 200 million Laidlaw Environmental shares would be issued in the transaction, which could quadruple the stock available in the public markets. It is questionable whether the market could absorb this substantial stock issuance without adversely affecting Laidlaw's stock price.

  . Laidlaw Environmental provides no guaranty as to how much will be paid in cash to Safety-Kleen shareholders. The nominal $15 in cash portion is subject to reduction, which Laidlaw has estimated could amount to $1.17 per share.
  . Considering the conditions in Laidlaw's offer, it is unlikely that its proposed transaction would close before mid-1998 at the earliest.

  Your Board also carefully considered the significant differences between the business operations of Safety-Kleen and Laidlaw Environmental. Safety-Kleen recycles; Laidlaw incinerates and puts wastes in the ground. The latter results in much greater potential environmental liability. As a result of the transaction, Laidlaw Inc., the parent company, would no longer own more than 50% of Laidlaw Environmental and therefore would remove from its balance sheet the potential liabilities and environmental risks of Laidlaw Environmental, which are discussed in clause (ix) of "Item 4. The Solicitation or Recommendation--(b)(2) Reasons For The Recommendation" in the attached
Schedule 14D-9. Safety-Kleen shareholders, who could become owners of more than 50% of Laidlaw Environmental if the transaction were completed, would become subject to those risks.

  We have called a special meeting of shareholders to approve the Philip Merger which will be held on February 11, 1998. Detailed information concerning this merger is set forth in the Proxy Statement enclosed herewith.

  The Board of Directors and management team at Safety-Kleen has, and will continue to act with your best interests in mind. We appreciate your support and confidence and will keep you fully informed of the process.

                                          Sincerely,

                                          /s/ Donald W. Brinckman
                                          Donald W. Brinckman
                                          Founder, Chairman and Chief
                                           Executive Officer
                                          For the Board of Directors